Exhibit 4.1

Description of the Registrant’s Securities

The following description of the common stock of Ridgefield Acquisition Corp (the “Company”) is a summary and does not purport to be complete. This summary is subject to, and qualified in its entirety by reference to, the Company’s Certificate of Incorporation and Bylaws, as amended, and applicable provisions of the Nevada Revised Statutes (the “NRS”).

Authoorized Capital Stock

The Company is authorized to issue 30,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 5,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”).

Common Stock

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. The Company does not allow cumulative voting for the election of directors. As a result, the holders of a majority of the outstanding shares of Common Stock can elect all members of the Company’s board of directors.

Dividend Rights

Holders of Common Stock are entitled to receive dividends when, as, and if declared by the board of directors out of legally available funds, subject to any preferential dividend rights of outstanding preferred stock (if any). The Company has no obligation to declare or pay dividends, and any future determination regarding dividends will depend on various factors, including the Company’s financial condition, operating results, and capital requirements.

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after the payment of debts and other liabilities, subject to the preferential rights of any outstanding preferred stock.

Preemptive or Other Rights

Holders of Common Stock do not have preemptive, subscription, redemption, or conversion rights. There are no sinking fund provisions applicable to the Common Stock.

Preferred Stock

Voting Rights

The board of directors may grant full, limited, or no voting rights to preferred stockholders.

Dividends

Preferred stock may be entitled to cumulative or non-cumulative dividends that must be paid before any dividends on Common Stock.

Liquidation Preferences

In the event of a liquidation, dissolution, or winding up of the Company, preferred stockholders may have priority over Common Stockholders in the distribution of assets.

Conversion and Redemption Rights

Preferred stock may be convertible into Common Stock or subject to redemption at the option of the Company or the stockholders.

Listing

The Company’s Common stock is quoted on the Pink tier of the OTC Markets Group under the symbol “RDGA”.

Anti-Takeover Provisions

Certain provisions in the Company’s Articles of Incorporation and Bylaws, as well as applicable provisions of the Nevada Revised Statutes (NRS), may discourage, delay, or prevent a change of control of the Company that might otherwise benefit stockholders, including:

•	Blank-Check Preferred Stock – The board of directors may issue preferred stock with voting and other rights without stockholder approval.
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Business Combination Restrictions – The Company may be subject to NRS 78.411–78.444, which restricts certain mergers and business combinations with interested stockholders unless certain conditions are met.

•	Control Share Acquisitions – NRS 78.378–78.3793 limits the voting rights of a person acquiring a significant percentage of the Company’s shares unless approved by the disinterested stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s Common Stock is Standard Registrar & Transfer Company, Inc., located at 440 East 400 South Suite 200, Salt Lake City, Utah 84111.

Governing Law

The rights of stockholders are governed by the laws of the State of Nevada, the Company’s Articles of Incorporation, and its Bylaws.